
$\frac{R^2}{A} \to V^+$
Standing Out

Southwestern Energy Company

Presentation to

2002 John S. Herold Pacesetters Energy Conference

September 27, 2002

NYSE: SWN

The ***Right People*** doing the ***Right Things***, wisely investing the cash flow from the underlying ***Assets*** will create ***Value +***.

$$\frac{R^2}{A} \rightarrow V^+$$



Creating the Netback

Costs are only part of the equation.

SWN's focus is creating the netback!

The economic concept that is the foundation for all that we do is:

PVI

What is PVI?

PVI

= Present Value Added per Dollar Invested

$$= \frac{PV_{10}}{\text{Investment}}$$

$$= \frac{PV_{10}\,((\text{Price} * \text{Mcfe}) - (\text{Cost} * \text{Mcfe}))}{\text{Investment}}$$

Cash Flow per Mcfe - SWN is Competitive

Cash Flow per Mcfe of Production

(3 year average)



Cash Flow ($/Mcfe)
3.00
2.50
2.00
1.50
1.00
0.50
NFX SWN CHK EOG NBL DVN XTO COG OEI BR VPI PXD WRC

Cash Flow per Mcfe of Reserves

(3 year average)



Cash Flow ($/Mcfe)
0.50
0.40
0.30
0.20
0.10
0.00
NFX SWN EOG CHK OEI NBL DVN BR XTO COG WRC PXD VPI

Notes: All data as of December 31, 1999, 2000 and 2001. Cash Flow defined as Cash Flow from Operations before changes in working capital.
BR - Burlington Resources, CHK - Chesapeake Energy, COG - Cabot Oil & Gas, DVN - Devon Energy, EOG - EOG Resources, NFX - Newfield Exploration, NBL - Noble Affiliates, OEI - Ocean Energy, PXD - Pioneer Natural Resources, VPI - Vintage Petroleum, WRC - Westport Resources, XTO - XTO Energy.

E&P Assets and Strategy - Organic Growth


Mid-Continent
Reserves - 36.6 Bcfe (9%)
Production - 2.8 Bcfe (7%)
Arkoma
Reserves - 186.0 Bcfe (46%)
Production - 22.3 Bcf (56%)
Low
LOE & F&D
Overton
Reserves - 57.6 Bcfe (14%)
Production - 2.3 Bcf (6%)
High
Rates
Texas/New Mexico
Reserves - 79.4 Bcfe (20%)
Production - 7.6 Bcfe (19%)
South Louisiana
Reserves - 42.4 Bcfe (11%)
Production - 4.8 Bcfe (12%)

Strategy

- Invest in the highest PVI projects. In 2002, add $1.30 to $1.50 of discounted value for each dollar invested.

  - **Focus is on adding value through drilling;**
  - **Not on acquisitions - not buying just to get bigger.**

- Maximize cash flow to fund E&P program and pay down debt.

- Over a multi-year program, achieve 10% annual growth in production and reserves.

- Reduce debt-to-total capital ratio over time to 50%.

Arkoma Basin



Arkoma Basin
3-Year Avg Results
Reserve Replacement: 96%
LOE Cost (incl. Taxes) ($/Mcf): $0.26
F&D Cost ($/Mcf): $1.05
OK
AR
Fairway
Arkansas
Haileyville
Success: 13/20
Net EUR: 9.7 Bcf
F&D/Mcf: $.74
Oklahoma
Ranger Anticline
Success: 10/14
Net EUR: 12.4 Bcf
F&D/Mcf: $.69

Overton Field - Multi-Year Drilling Program

Overton Acquisition

Avg. Working Interest - 97%


South Overton
Farm-In Acreage
- 5,800 Acres


TX

Overton Field Drilling Potential

	# Wells @ 160s	# Wells @ 80s
Original Wells	16	16
2001 Drilling	15	15
Future Development	32	94
TOTAL	63	125

- **Purchased 7.5 Bcfe for $6.1 million in 2000 (developed at 640-acre spacing).**
- **Downspacing to 160 acre units. Have drilled 7 wells in the first half of 2002.**
- **Opportunity to downspace to 80-acre spacing (87 wells).**

Overton Gross Production Rate



MMcfe/d
24.0
20.0
16.0
12.0
8.0
4.0
0.0
Jun 00
Sep 00
Dec 00
Mar 01
Jun 01
Sep 01
Dec 01
Mar 02
Jun 02

Drilling Time Improvement at Overton



Depth (feet)
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
8,000
9,000
10,000
11,000
12,000
13,000
0
10
20
30
40
50
60
Drilling Days
SWN Average
Prior Drilling
Last 3 Wells

Overton Drilling Economics

Revenues	$3.75 per Mcfe
Production costs	$0.40 per Mcfe
Cash netback	$3.35 per Mcfe
F&D costs	$0.85 per Mcfe

Results:

Completed Well Cost	*Pretax ROR*	*Pretax PVI*
$1.5 MM[(1)]	*43%*[(2)]	*2.1*[(2)]

(1) Current completed well cost estimate facilitated by pricing program.
(2) Assumes $3.75 per Mcf flat pricing and gross EUR of 2.3 Bcfe per well.

Forward-Looking Statement

South Louisiana Exploration


Horeb
Havilah
North Grosbec
Gloria
Crowne
Duck Lake
Malone
2002 Proposed Wells
Discovery Wells
3-D Project Areas

	Discovery Date	W.I.	Current Gross Producing Rate
Gloria	Dec 1999	50%	1.0 MMcfd and 27 Bopd
North Grosbec	Feb 2000	25%	22.1 MMcfd and 802 Bopd
Havilah	Nov 2000	28%	4.2 MMcfd and 263 Bopd
Malone	Feb 2001	33%	10.3 MMcfd and 188 Bopd
Horeb	Nov 2001	21%	2.0 MMcfd and 30 Bopd
Crowne #1	Dec 2001	40%	3.0 MMcfd and 11 Bopd

Exploration Potential - 251 Net Bcfe

Prospect Name	Operator	Spud Date	Working Interest	Depth	Objective	Gross Res. Potential (Bcfe)	Net Res. Potential (Bcfe)
Arkoma Basin							
Midway	SWN	4Q	80.5%	11,400	Atoka	39.0	27.0
Permian Basin							
N. Roepke	SWN	Producing	88.0%	8,100	Devonian	3.0	2.0
Birds of Prey	SWN	Evaluating	100.0%	5,000	Cherry Canyon	6.0	5.0
High Lonesome	SWN	Prod/Eval	25.0%	11,000	Morrow	15.0	3.0
Gaucho Deep	Devon	1Q 2003	50.0%	15,000	Devonian	30.0	12.0
Gulf Coast							
Crowne	SWN	Prod/Eval	40.0%	13,500	Planulina	35.0	10.1
Tulleymore	SWN	Dry	40.0%	12,500	Planulina	-	-
Bushmills	SWN	Dry	70.0%	15,200	Planulina	-	-
W. Grand Chenier	Ballard	Completing	25.7%	6,700	Big hum	2.0	0.4
Middle Chenier	Ballard	Completing	25.7%	13,500	Planulina	45.0	8.6
SE Grand Lake	Ballard	Drilling	25.7%	14,000	Planulina	65.0	12.4
Little Chenier Bayou	Ballard	3Q	25.7%	11,000	Siph D	35.0	6.7
W. Grand Chenier Deep	Ballard	4Q	25.7%	12,500	Siph D	40.0	7.6
Piedmont	SWN	3Q	62.5%	12,700	Planulina	28.3	14.0
Jericho	SWN	1Q 2003	35.0%	14,200	Frio	72.0	18.9
Shiloh	SWN	1Q 2003	62.5%	13,500	Planulina	164.0	79.9
Ben Nevis	SWN	1Q 2003	50.0%	12,900	Miocene	45.0	16.0
Tigris	SWN	1Q 2003	50.0%	13,600	Frio	74.0	27.8
					Total Reserve Potential	**698.3**	**251.2**

Forward-Looking Statement

The Right People Doing the Right Things


PVI ($/$)
F&D ($/Mcfe)
Reserve
Replacement (%)
$2.50
$2.00
$1.50
$1.00
$0.50
250%
200%
150%
100%
50%
New Management
New E&P Team
New Strategy
1997
1998
1999
2000(1)
2001
F&D Cost
Reserve Replacement
PVI

Note: PVI metrics calculated using pricing in effect at year-end (except for 2000 which was calculated at $3.00 per Mcf natural gas price). All metrics calculated exclude reserve revisions.

E&P Results - Standing Out

For the Periods Ended December 31, 2001



Production (Bcfe)
32.9
35.7
39.8
1999
2000
2001
Reserve Replacement
150%
196%
224%
1999
2000
2001
Reserve Additions (Bcfe)
49.3
70.1
89.3
1999
2000
2001
F&D Cost ($/Mcfe)
$1.20
$0.99
$1.11
1999
2000
2001

Note: Reserve data excludes reserve revisions.

Keys to "Netback"

The Right People

- Creative and Innovative People.
- Appropriate Incentives for Employees and Contractors.

Doing the Right Things

- Focus on PVI.
  - Low Cost Operating Areas.
  - Areas of High Potential per $ of Investment.
- Apply Latest Technology.
- Find Gas.

Gas Hedges in Place Through 2003


MMcf
10,000
8,000
6,000
4,000
2,000
0
$2.65 .25 Bcf
$2.89 1.5 Bcf
$2.91 1.5 Bcf
$4.00/$4.72 1.5 Bcf
$2.65 .25 Bcf
$2.89 1.5 Bcf
$2.91 1.5 Bcf
$2.78 1.0 Bcf
$2.49 1.5 Bcf
$4.00/$4.72 1.5 Bcf
$2.25/$3.00 1.5 Bcf
$2.65 .25 Bcf
$2.89 1.5 Bcf
$2.91 1.5 Bcf
$4.00/$4.72 1.5 Bcf
$2.25/$3.00 1.5 Bcf
$2.50/$3.75 1.0 Bcf
$2.65 .25 Bcf
$2.89 1.5 Bcf
$2.91 1.5 Bcf
$4.09 .9 Bcf
$4.00/$4.72 1.5 Bcf
$3.25/$5.10 1.0 Bcf
$3.20 1.5 Bcf
$3.18 .75 Bcf
$4.29 1.4 Bcf
$3.00/$4.65 1.0 Bcf
$3.00/$4.75 1.0 Bcf
$3.25/$5.05 1.5 Bcf
$3.20 1.5 Bcf
$3.18 .75 Bcf
$3.92 1.1 Bcf
$3.00/$4.65 1.0 Bcf
$3.00/$4.75 1.0 Bcf
$3.25/$5.05 1.5 Bcf
$3.20 1.5 Bcf
$3.18 .75 Bcf
$3.99 .9 Bcf
$3.00/$4.65 1.0 Bcf
$3.00/$4.75 1.0 Bcf
$3.25/$5.05 1.5 Bcf
$3.20 1.5 Bcf
$3.18 .75 Bcf
$4.16 .7 Bcf
$3.00/$4.65 1.0 Bcf
$3.00/$4.75 1.0 Bcf
$3.25/$5.05 1.5 Bcf
1Q 2002
2Q
3Q
4Q
1Q 2003
2Q
3Q
4Q
NYMEX
Fixed Price
Collar

Period	Hedged Volumes	Avg. Floor Price
2002	27.4 Bcf	$3.07/Mcf
2003	27.4 Bcf	$3.28/Mcf
2004	7.2 Bcf	$3.58/Mcf

Note: Approximately .2 Bcf hedged at a fixed NYMEX price of $2.75 per Mcf in first six months of 2003.
Southwestern also has approximately 280,000 barrels of oil hedged at a fixed WTI price of $20.07 per barrel in 2002.

Forward-Looking Statements

All statements, other than historical financial information, may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, but are not limited to, the timing and extent of changes in commodity prices for gas and oil, the timing and extent of the Company's success in discovering, developing, producing, and estimating reserves, property acquisition or divestiture activities that may occur, the effects of weather and regulation on the Company's gas distribution segment, increased competition, legal and economic factors, governmental regulation, the financial impact of accounting regulations for derivative instruments, changing market conditions, the comparative cost of alternative fuels, conditions in capital markets and changes in interest rates, availability of oil field services, drilling rigs, and other equipment, as well as other factors beyond the Company’s control.